CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended

September 30, 2025 and 2024

(UNAUDITED)

Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Income

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2025 $	2024 (1) $	2025 $	2024 (1) $
Sales	18	251,362	181,744	676,818	482,026
Cost of sales	19	118,232	117,637	358,317	317,678
Mine operating income		133,130	64,107	318,501	164,348

General and administration	20	26,303	13,690	71,779	50,555
Foreign exchange loss (gain)		7,368	(1,092)	4,850	3,020
Reversal of impairment of mineral properties, plant and equipment	28	(52,745)	-	(52,745)	-
Write-off of mineral properties	7	-	-	1,997	-
Other (income) expense		(2,392)	715	(1,643)	363
		(21,466)	13,313	24,238	53,938

Operating income		154,596	50,794	294,263	110,410

Investment gains	4	310	3,162	3,308	8,311
Interest and finance costs, net	21	(3,155)	(6,041)	(9,622)	(18,361)
Gain on derivatives		1,267	-	698	-
		(1,578)	(2,879)	(5,616)	(10,050)

Income before income taxes		153,018	47,915	288,647	100,360

Income taxes
Current income tax expense		33,563	17,273	81,106	52,962
Deferred income tax recovery		(8,745)	(6,796)	(7,248)	(26,634)
		24,818	10,477	73,858	26,328
Net income from continuing operations		128,200	37,438	214,789	74,032

Net income from discontinued operations, net of tax	22	-	16,980	22,287	52,793
Net income		128,200	54,418	237,076	126,825

Net income from continuing operations attributable to:
Fortuna shareholders		123,589	35,477	201,652	69,774
Non-controlling interests	26	4,611	1,961	13,137	4,258
Net income attributable to:
Fortuna shareholders		123,589	50,511	219,407	117,391
Non-controlling interests	26	4,611	3,907	17,669	9,434
		128,200	54,418	237,076	126,825

Earnings per share from continuing operations attributable to Fortuna shareholders	17
Basic		0.40	0.11	0.66	0.23
Diluted		0.38	0.11	0.65	0.22

Earnings per share attributable to Fortuna shareholders	17
Basic		0.40	0.16	0.72	0.38
Diluted		0.38	0.16	0.71	0.38

Weighted average number of common shares outstanding (000's)
Basic		306,960	312,627	306,846	308,383
Diluted		335,129	314,682	308,663	310,180
(1)	Comparative information has been restated due to discontinued operations (Note 22).

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2025 $	2024 $	2025 $	2024 $
Net income		128,200	54,418	237,076	126,825

Items that will remain permanently in other comprehensive income (loss):
Changes in fair value of investments in equity securities, net of $nil tax		(279)	(4)	(330)	14
Items that are or may subsequently be reclassified to profit or loss:
Currency translation adjustment, net of tax (1)		1,957	(1,115)	2,706	(2,307)
Reclassification of translation adjustments on disposal of subsidiaries, net of $nil tax	22	1,701	-	1,701	-
Total other comprehensive income (loss)		3,379	(1,119)	4,077	(2,293)
Comprehensive income		131,579	53,299	241,153	124,532

Comprehensive income attributable to:
Fortuna shareholders		126,968	49,392	223,484	115,098
Non-controlling interests	26	4,611	3,907	17,669	9,434
		131,579	53,299	241,153	124,532
(1)	For the three and nine months ended September 30, 2025, the currency translation adjustment is net of tax recovery of $382 thousand and expense of $532 thousand, respectively (2024 - expense of $246 thousand and recovery of $38 thousand, respectively).

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Balance at	Note	September 30, 2025 $	December 31, 2024 $
ASSETS
CURRENT ASSETS
Cash and cash equivalents		438,280	231,328
Trade and other receivables	4	83,352	99,984
Inventories	5	110,737	134,496
Other current assets	6	14,595	20,433
		646,964	486,241
NON-CURRENT ASSETS
Mineral properties and property, plant and equipment	7	1,520,641	1,539,187
Other non-current assets	8	73,303	90,104
Total assets		2,240,908	2,115,532

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	9	115,387	151,642
Income taxes payable		58,341	80,116
Current portion of lease obligations	11	21,387	19,761
Current portion of closure and reclamation provisions	14	1,065	4,510
		196,180	256,029
NON-CURRENT LIABILITIES
Debt	12	132,193	126,031
Deferred tax liabilities		127,089	144,266
Closure and reclamation provisions	14	48,162	70,827
Lease obligations	11	59,839	48,216
Other non-current liabilities	13	6,181	4,090
Total liabilities		569,644	649,459

SHAREHOLDERS' EQUITY
Share capital	16	1,128,838	1,129,709
Reserves		61,547	57,772
Retained earnings		428,521	216,384
Equity attributable to Fortuna shareholders		1,618,906	1,403,865
Equity attributable to non-controlling interests	26	52,358	62,208
Total equity		1,671,264	1,466,073

Total liabilities and shareholders' equity		2,240,908	2,115,532

Contingencies and Capital Commitments (Note 27)

The accompanying notes are an integral part of these interim financial statements.

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2025 $	2024 $	2025 $	2024 $

Operating activities:
Net income from continuing operations		128,200	37,438	214,789	74,032
Items not involving cash:
Depletion and depreciation		53,040	45,798	146,169	128,341
Accretion expense	21	2,094	1,404	5,751	4,183
Income taxes		24,818	10,477	73,858	26,328
Interest expense, net	21	1,061	4,488	3,871	13,646
Share-based payments, net of cash settlements		10,769	1,727	16,975	6,544
Reversal of impairment of mineral properties, plant and equipment	28	(52,745)	-	(52,745)	-
Inventory net realizable value adjustments	5	(16,651)	-	(16,651)	-
Write-off of mineral properties		-	-	1,997	-
Unrealized foreign exchange (gain) loss		(1,168)	778	(4,880)	(4,904)
Investment gains	4	(310)	(3,162)	(3,308)	(8,311)
Other		(3,237)	65	(1,777)	262
Changes in working capital	25	(2,610)	(21,722)	(14,786)	(60,909)
Cash provided by operating activities		143,261	77,291	369,263	179,212
Income taxes paid		(34,660)	(10,076)	(80,421)	(34,060)
Interest paid		(1,246)	(967)	(5,354)	(11,025)
Interest received		3,992	1,053	9,559	2,355
Net cash provided by operating activities - continuing operations		111,347	67,301	293,047	136,482
Net cash provided by operating activities - discontinued operations	22	-	25,581	11,984	78,877

Investing activities:
Investments in equity securities	6	(65)	-	(6,110)	-
Additions to mineral properties and property, plant and equipment	7	(48,548)	(41,951)	(133,516)	(109,547)
Purchases of investments	4	-	(9,160)	(18,804)	(25,573)
Proceeds from sale of marketable securities and investment maturities	4	10,239	12,322	22,785	33,883
(Deposits) receipts on long-term assets		(814)	(1,262)	3,537	(2,148)
Other investing activities		5,000	(254)	4,768	(207)
Cash used in investing activities - continuing operations		(34,188)	(40,305)	(127,340)	(103,592)
Cash (used in) provided by investing activities - discontinued operations	22	-	(7,266)	71,680	(30,557)

Financing activities:
Restricted cash - convertible debentures	12	-	46,129	-	-
Transaction costs on credit facility	12	-	-	(107)	-
Repayment of convertible debentures	12	-	(9,649)	-	(9,649)
Proceeds from credit facility	12	-	-	-	68,000
Repayment of credit facility	12	-	-	-	(233,000)
Convertible notes issued	12	-	-	-	172,500
Cost of financing - 2024 Convertible Notes	12	-	(1,271)	-	(6,478)
Repurchase of common shares	16	-	-	(4,165)	(3,535)
Payments of lease obligations	25	(6,585)	(3,045)	(17,697)	(11,053)
Dividend payment to non-controlling interests	26	(12,978)	-	(12,978)	-
Cash (used in) provided by financing activities - continuing operations		(19,563)	32,164	(34,947)	(23,215)
Cash used in financing activities - discontinued operations	22	-	(1,918)	(12,879)	(4,463)
Effect of exchange rate changes on cash and cash equivalents		2,262	(603)	5,407	(1,129)
Increase in cash and cash equivalents during the period - continuing operations		59,858	58,557	136,167	8,546
Increase in cash and cash equivalents during the period - discontinued operations	22	-	16,397	70,785	43,857
Cash and cash equivalents, beginning of the period		378,422	105,597	231,328	128,148
Cash and cash equivalents, end of the period		438,280	180,551	438,280	180,551

Cash and cash equivalents consist of:
Cash		220,548	149,849	220,548	149,849
Cash equivalents		217,732	30,702	217,732	30,702
Cash and cash equivalents, end of the period		438,280	180,551	438,280	180,551

Segment totals for the discontinued operations are disclosed in Note 22

Supplemental cash flow information (Note 25)

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount $	Equity reserve $	Hedging reserve $	Fair value reserve $	Equity component of convertible debt $	Foreign currency reserve $	Retained earnings $	Non-controlling interests $	Total equity $
Balance at January 1, 2025		306,928,189	1,129,709	26,701	198	(875)	37,050	(5,302)	216,384	62,208	1,466,073
Total comprehensive income
Net income		-	-	-	-	-	-	-	219,407	17,669	237,076
Other comprehensive income		-	-	-	-	(330)	-	4,407	-	-	4,077
Total comprehensive income		-	-	-	-	(330)	-	4,407	219,407	17,669	241,153

Transactions with owners of the Company
Sale of Roxgold SANU S.A.	22	-	-	-	-	-	-	-	-	(10,250)	(10,250)
Dividend declared and paid to non-controlling interests	26	-	-	-	-	-	-	-	-	(24,539)	(24,539)
Repurchase of common shares	16	(916,900)	(4,165)	-	-	-	-	-	-	-	(4,165)
Shares issued on vesting of share units	15	948,697	3,294	(3,294)	-	-	-	-	-	-	-
Issuance of shares to non-controlling interests	26	-	-	-	-	-	-	-	(7,270)	7,270	-
Share-based payments	15	-	-	2,992	-	-	-	-	-	-	2,992
		31,797	(871)	(302)	-	-	-	-	(7,270)	(27,519)	(35,962)

Balance at September 30, 2025		306,959,986	1,128,838	26,399	198	(1,205)	37,050	(895)	428,521	52,358	1,671,264

Balance at January 1, 2024		306,587,630	1,125,376	26,144	198	(998)	4,825	(4,827)	87,649	49,754	1,288,121
Total comprehensive income
Net income		-	-	-	-	-	-	-	117,391	9,434	126,825
Other comprehensive loss		-	-	-	-	14	-	(2,307)	-	-	(2,293)
Total comprehensive income		-	-	-	-	14	-	(2,307)	117,391	9,434	124,532

Transactions with owners of the Company
Conversion and repayment of debentures	12	7,184,000	35,383	-	-	-	(91)	-	-	-	35,292
Dividend declared and paid to non-controlling interests	29	-	-	-	-	-	-	-	-	(717)	(717)
Repurchase of common shares	16	(1,030,375)	(3,535)	-	-	-	-	-	-	-	(3,535)
Shares issued on vesting of share units	15	589,574	3,078	(3,078)	-	-	-	-	-	-	-
Share-based payments	15	-	-	2,888	-	-	-	-	-	-	2,888
Equity portion of convertible notes, net of tax	12	-	-	-	-	-	32,320	-	-	-	32,320
		6,743,199	34,926	(190)	-	-	32,229	-	-	(717)	66,248

Balance at September 30, 2024		313,330,829	1,160,302	25,954	198	(984)	37,054	(7,134)	205,040	58,471	1,478,901

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Mining Corp. (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Argentina, Côte d’Ivoire, Peru, Mexico, and Senegal. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the open pit Séguéla gold mine (“Séguéla”) in southwestern Côte d’Ivoire, and the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, and is developing the Diamba Sud gold project in Senegal. On April 11, 2025, the Company completed the sale of its 100% interest in Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”), which owns the San Jose silver and gold mine in southern Mexico (“San Jose”) (see Note 22). On May 12, 2025, the Company completed the sale of all of its interest in Roxgold SANU S.A. (“Sanu”), which owns and operates the underground and open pit Yaramoko gold mine in southwestern Burkina Faso (“Yaramoko”), and 100% of three other Burkina Faso subsidiaries (collectively with Sanu, the “Sanu Entities”) (see Note 22).

The Company’s common shares are listed on the New York Stock Exchange (the “NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (the “TSX”) under the trading symbol FVI.

The Company’s registered and head offices are located at Suite 820, 1111 Melville Street, Vancouver, British Columbia, V6E 3V6, Canada.

2.   BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) have been prepared by management of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024, which include information necessary for understanding the Company’s business and financial presentation.

Other than as described below, the same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

On November 5, 2025, the Company's Board of Directors approved these interim financial statements for issuance.

Basis of Measurement

These financial statements have been prepared on a going concern basis under the historical cost basis, except for those assets and liabilities that are measured at fair value (Note 24) at the end of each reporting period.

Adoption of new accounting standards

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2025. These include amendments to IAS 21, Lack of Exchangeability. The impacts of adoption were not material to the Company's interim financial statements.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

3.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three and nine months ended September 30, 2025, the Company applied the critical estimates, assumptions and judgements as disclosed in Note 4 of its audited consolidated financial statements for the year ended December 31, 2024.

In connection with the sale of the Sanu Entities on May 12, 2025 to Soleil Resources International Ltd. (“Soleil”), the Company received non-cash consideration in the form of a right to receive certain value-added tax refunds. In accordance with IFRS 13, Fair Value Measurement, and IFRS 9, Financial Instruments, this contingent consideration receivable was classified as a financial asset measured at fair value through profit or loss of $11.7 million.

During the third quarter the Company agreed to sell this right to Soleil for consideration of $15.0 million and recognized a $3.3 million gain on revaluation of the financial asset to $15.0 million in other (income) expense on the Company’s statements of income. As at September 30, 2025, the Company had collected $5.0 million with the remaining $10.0 million reclassified to trade and other receivables on the Company’s statement of financial position. See Note 22 for details.

4.   TRADE AND OTHER RECEIVABLES

	September 30, 2025 $	December 31, 2024 $
Trade receivables from doré and concentrate sales	17,232	26,702
Advances and other receivables	18,604	4,332
Value added tax receivables	47,516	68,950
Trade and other receivables	83,352	99,984

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré sales contracts with its customers. No amounts were past due as at September 30, 2025.

As at September 30, 2025, current Value Added Tax (“VAT”) receivables include $34.9 million (December 31, 2024 - $22.2 million) for Côte d’Ivoire, $10.6 million (December 31, 2024 - $20.4 million) for Argentina, $nil (December 31, 2024 - $20.6 million) for Burkina Faso, and $nil (December 31, 2024 - $4.3 million) for Mexico.

The Company has an investment strategy which includes utilizing certain foreign exchange measures implemented by the Argentine Government, to address its local currency requirements in Argentina. As a result of this strategy, during the three and nine months ended September 30, 2025, the Company recorded investment gains of $nil and

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

$1.3 million, respectively (September 30, 2024 - $3.2 million and $8.3 million, respectively) from trades in Argentine peso denominated cross-border securities.

5.   INVENTORIES

	Note	September 30, 2025 $	December 31, 2024 $
Ore stockpiles		106,767	104,998
Materials and supplies		44,483	55,864
Leach pad and gold-in-circuit		27,317	26,673
Doré bars		2,132	547
Concentrate stockpiles		253	299
Total inventories		180,952	188,381
Less: non-current portion	8	(70,215)	(53,885)
Current inventories		110,737	134,496

During the three and nine months ended September 30, 2025, the Company expensed $102.4 million and $315.4 million, respectively, of inventories to cost of sales (September 30, 2024 - $106.3 million and $286.2 million, respectively).

During the three and nine months ended September 30, 2025, a $16.7 million recovery (September 30, 2024 - $nil), was recognized to adjust low-grade stockpiles at Lindero to net realizable value. This amount includes a recovery of $5.6 million (September 30, 2024 - $nil), related to depletion and depreciation.

6.   OTHER CURRENT ASSETS

	September 30, 2025 $	December 31, 2024 $
Prepaid expenses	8,471	15,936
Investments in equity securities	5,899	63
Income tax receivable	75	4,158
Other	150	276
Other current assets	14,595	20,433

As at September 30, 2025, prepaid expenses include $2.8 million (December 31, 2024 - $8.6 million) related to deposits and advances to contractors.

On June 11, 2025, the Company acquired 15,037,593 common shares of Awalé Resources Limited, a mineral exploration company in Côte d’Ivoire, for $6.0 million. As at September 30, 2025, the fair value of this investment was $5.8 million, and is included in investments in equity securities. The fair value recognized was determined based on quoted prices in active markets, a Level 1 fair value measurement, with changes in fair value recorded in other comprehensive income.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

7.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral properties - depletable $	Mineral properties - non-depletable $	Construction in progress $	Property, plant & equipment $	Total $
COST
Balance as at December 31, 2024	1,619,651	269,345	73,892	1,017,240	2,980,128
Additions	60,521	35,112	35,683	37,559	168,875
Changes in closure and reclamation provision	1,485	-	-	(20)	1,465
Disposals and write-offs	-	(1,997)	(375)	(6,464)	(8,836)
Sale of discontinued operations (1)	(549,210)	(15,953)	(55)	(258,682)	(823,900)
Transfers	1,170	22	(65,718)	64,526	-
Balance as at September 30, 2025	1,133,617	286,529	43,427	854,159	2,317,732

ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2024	901,599	-	49	539,293	1,440,941
Disposals and write-offs	-	-	-	(5,887)	(5,887)
Sale of discontinued operations (1)	(507,347)	-	(49)	(245,781)	(753,177)
Reversal of impairment (Note 28)	(22,369)	-	-	(30,376)	(52,745)
Depletion and depreciation	101,020	-	-	66,939	167,959
Balance as at September 30, 2025	472,903	-	-	324,188	797,091
Net book value as at September 30, 2025	660,714	286,529	43,427	529,971	1,520,641
(1)	Represents the net book value of mineral properties and property, plant and equipment of Cuzcatlan and the Sanu Entities that were sold during the second quarter of 2025. Refer to Note 22 for details.

As at September 30, 2025, non-depletable mineral properties include $100.8 million of exploration and evaluation assets (December 31, 2024 - $97.8 million).

As at September 30, 2025, property, plant and equipment include right-of-use assets with a net book value of $80.0 million (December 31, 2024 - $66.3 million). Related depletion and depreciation for the three and nine months ended September 30, 2025, was $4.9 million and $14.4 million, respectively (September 30, 2024 - $3.7 million and $10.9 million, respectively).

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Mineral properties - depletable $	Mineral properties - non-depletable $	Construction in progress $	Property, plant & equipment $	Total $
COST
Balance as at December 31, 2023	1,544,820	240,970	44,218	941,528	2,771,536
Additions	82,553	29,165	74,018	42,030	227,766
Changes in closure and reclamation provision	2,890	-	-	(45)	2,845
Disposals and write-offs (1)	-	(14,485)	-	(7,534)	(22,019)
Transfers (2)	(10,612)	13,695	(44,344)	41,261	-
Balance as at December 31, 2024	1,619,651	269,345	73,892	1,017,240	2,980,128

ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2023	724,468	-	49	472,807	1,197,324
Disposals and write-offs	-	-	-	(6,737)	(6,737)
Depletion and depreciation	177,131	-	-	73,223	250,354
Balance as at December 31, 2024	901,599	-	49	539,293	1,440,941
Net book value as at December 31, 2024	718,052	269,345	73,843	477,947	1,539,187

(1)	In July 2021, the Company completed the acquisition of Roxgold Inc. including its Boussoura exploration property in Burkina Faso. In December 2024, the Company confirmed that substantive expenditure on further exploration and evaluation of mineral resources at the Boussoura site was neither budgeted nor planned. As such, no future value was expected from the Boussoura property. Therefore, the carrying amount of the exploration and evaluation asset exceeded its recoverable amount and the Company recorded a write-off of the exploration property of $14.5 million. The Company subsequently reversed its deferred tax liability of $1.6 million related to exploration and evaluation assets and recorded a write-off.
(2)	In December 2024, the Company concluded a comprehensive review of its capitalized exploration costs associated with mineral properties. This review involved an analysis of drilling meters, exploration costs incurred to date, and an assessment of the likelihood of each prospect becoming part of the Company's mineral reserves. As a result of this review, certain prospects previously classified as depletable at the Séguéla mine were reclassified as non-depletable mineral properties, resulting in a net transfer of $13.7 million from depletable to non-depletable mineral properties. This reclassification reflects the updated assessment of the long-term economic viability and recoverability of mineral resources associated with these prospects and represents a true-up between depletable and non-depletable categories.

8.   OTHER NON-CURRENT ASSETS

	Note	September 30, 2025 $	December 31, 2024 $
Ore stockpiles	5	70,215	53,885
Value added tax receivables		-	28,374
Income tax receivable		-	1,152
Unamortized transaction costs		1,078	1,390
Other		2,010	5,303
Total other non-current assets		73,303	90,104

As at September 30, 2025, ore stockpiles include $63.0 million (December 31, 2024 - $49.0 million) at the Lindero mine and $7.2 million (December 31, 2024 - $4.9 million) at the Séguéla mine.

Page | 10

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

9.   TRADE AND OTHER PAYABLES

	Note	September 30, 2025 $	December 31, 2024 $
Trade accounts payable		58,630	91,180
Payroll and related payables		24,682	30,345
Mining royalty payable		1,499	4,433
Other payables		8,949	15,565
Share units payable	15(a)(b)(c)	21,627	10,119
Total trade and other payables		115,387	151,642

10.  RELATED PARTY TRANSACTIONS

During the three and nine months ended September 30, 2025 and 2024, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

On March 28, 2025, the Company reached an agreement to sell its 100% interest in Cuzcatlan to JRC Ingeniería y Construcción S.A.C. (“JRC”). The transaction subsequently closed on April 11, 2025 (refer to Note 22 for details). Luis D. Ganoza, the Company’s Chief Financial Officer, is an independent, non-shareholding director of JRC and disclosed this relationship to the Company’s Board of Directors.

Other than transactions in the normal course of business and those noted above with the Board of Directors and key management personnel, the Company had no transactions between related parties during the three and nine months ended September 30, 2025 and 2024.

11.  LEASE OBLIGATIONS

	Minimum lease payments
	September 30, 2025 $	December 31, 2024 $
Less than one year	28,055	24,849
Between one and five years	57,808	50,868
More than five years	14,539	6,618
	100,402	82,335
Less: future finance charges	(19,176)	(14,358)
Present value of lease obligations	81,226	67,977
Less: current portion	(21,387)	(19,761)
Non-current portion	59,839	48,216

Page | 11

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

12.  DEBT

The following table summarizes the changes in debt:

	2024 Convertible Notes $	2019 Convertible Debentures $	Credit Facility $	Total $
Balance as at December 31, 2023	-	43,901	162,946	206,847
Proceeds from 2024 Convertible Notes	172,500	-	-	172,500
Drawdown	-	-	68,000	68,000
Transaction costs	(6,488)	-	-	(6,488)
Portion allocated to equity	(45,999)	-	-	(45,999)
Convertible debt conversions	-	(35,383)	-	(35,383)
Transaction costs allocated to equity	1,730	-	-	1,730
Amortization of discount and transaction costs	4,288	1,131	2,054	7,473
Extinguishment of debt	-	146	-	146
Payments	-	(9,795)	(233,000)	(242,795)
Balance as at December 31, 2024	126,031	-	-	126,031
Amortization of discount and transaction costs	6,162	-	-	6,162
Balance as at September 30, 2025	132,193	-	-	132,193
Non-current portion	132,193	-	-	132,193

The Company maintains a $150.0 million revolving credit facility (the “Credit Facility”) with an uncommitted accordion option of $75.0 million. The Credit Facility is subject to certain conditions and covenants customary for a facility of this nature. The Company is required to comply with certain financial covenants which include among others: maintaining an interest coverage ratio (calculated on a rolling four fiscal quarter basis) of not less than 4.00:1.00; a Net Total Debt (as defined in the facility) to EBITDA ratio (calculated on a rolling four fiscal quarters basis) of not more than 4.00:1.00; and a Net Senior Secured Debt (as defined in the facility) to EBITDA ratio (calculated on a rolling four fiscal quarters basis) of not more than 2.25:1.00. As at September 30, 2025, the Company was in compliance with all of the covenants under the Credit Facility.

The Company has pledged significant assets, including those of its principal operating subsidiaries, as collateral for the Credit Facility. All security previously granted by Sanu and its direct and indirect holding companies, was released in connection with the sale of the Sanu Entities, which closed on May 12, 2025. Refer to Note 22 for details.

As at September 30, 2025, the Credit Facility remained undrawn.

Page | 12

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

13.  OTHER NON-CURRENT LIABILITIES

	Note	September 30, 2025 $	December 31, 2024 $
Restricted share units	15(b)	6,181	3,944
Other		-	146
Total other non-current liabilities		6,181	4,090

14.  CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Caylloma $	Lindero $	Séguéla $	San Jose(1) $	Yaramoko(1) $	Total $
Balance as at December 31, 2024	15,356	15,470	15,110	14,677	14,724	75,337
Changes in estimate (2)	(1,061)	1,289	1,612	460	(375)	1,925
Reclamation expenditures	(160)	-	-	(143)	-	(303)
Accretion	578	560	473	341	156	2,108
Effect of changes in foreign exchange rates	-	-	-	(35)	-	(35)
Disposals	-	-	-	(15,300)	(14,505)	(29,805)
Balance as at September 30, 2025	14,713	17,319	17,195	-	-	49,227
Less: current portion	(1,065)	-	-	-	-	(1,065)
Non-current portion	13,648	17,319	17,195	-	-	48,162
(1)	Represents the closure and reclamation provisions of Cuzcatlan and Sanu, which were sold during the second quarter of 2025. Refer to Note 22 for details.
(2)	The change in estimate for the San Jose mine of $0.5 million was included in net income from discontinued operations, net of tax in the Company's consolidated statements of income for the nine months ended September 30, 2025.

	Caylloma $	Lindero $	Séguéla $	San Jose $	Yaramoko $	Total $
Balance as at December 31, 2023	15,950	14,485	10,777	10,358	14,233	65,803
Changes in estimate (1)	(1,259)	349	3,883	7,231	(128)	10,076
Reclamation expenditures	(259)	-	-	(2,035)	-	(2,294)
Accretion	924	636	450	922	619	3,551
Effect of changes in foreign exchange rates	-	-	-	(1,799)	-	(1,799)
Balance as at December 31, 2024	15,356	15,470	15,110	14,677	14,724	75,337
Less: current portion	(86)	-	-	(4,424)	-	(4,510)
Non-current portion	15,270	15,470	15,110	10,253	14,724	70,827
(1)	The change in estimate for the San Jose mine of $7.2 million was included in other expenses in the Company's consolidated statements of income (loss) for the year ended December 31, 2024.

Page | 13

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Caylloma $	Lindero $	Séguéla $	Total $
Undiscounted uninflated estimated cash flows	17,184	17,801	18,881	53,866
Discount rate	5.35%	4.70%	3.93%
Inflation rate	2.80%	2.69%	2.20%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

15.  SHARE-BASED PAYMENTS

During the three and nine months ended September 30, 2025, the Company recognized share-based payments of $10.8 million and $24.4 million, respectively (September 30, 2024 - $2.0 million and $9.9 million, respectively), related to the amortization of deferred, restricted and performance share units.

(a)	Deferred Share Units

	Cash Settled
	Number of DSUs	Fair Value $
Outstanding, December 31, 2023	1,048,500	4,043
Granted	135,316	438
Changes in fair value	-	595
Outstanding, December 31, 2024	1,183,816	5,076
Granted	83,992	387
Changes in fair value	-	5,885
Outstanding, September 30, 2025	1,267,808	11,348

(b)	Restricted Share Units

	Cash Settled
	Number of RSUs	Fair Value $
Outstanding, December 31, 2023	2,668,197	5,216
Granted	1,956,611	-
Units paid out in cash	(896,413)	(3,160)
Forfeited or cancelled	(179,402)	(332)
Changes in fair value and vesting	-	7,263
Outstanding, December 31, 2024	3,548,993	8,987
Granted	1,354,613	-
Units paid out in cash	(1,388,867)	(7,342)
Forfeited or cancelled	(122,133)	(277)
Changes in fair value and vesting	-	15,092
Outstanding, September 30, 2025	3,392,606	16,460
Less: current portion		(10,279)
Non-current portion		6,181

Page | 14

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

RSUs granted during the three and nine months ended September 30, 2025, had a weighted average fair value of C$6.62 per unit at the date of the grant (December 31, 2024 - C$4.36).

(c)    Performance Share Units

Equity Settled
Number of PSUs
Outstanding, December 31, 2023	1,840,012
Granted	1,038,383
Vested and paid out in shares	(823,433)
Outstanding, December 31, 2024	2,054,962
Granted	743,709
Vested and paid out in shares	(802,164)
Outstanding, September 30, 2025	1,996,507

PSUs granted during the three and nine months ended September 30, 2025, had a weighted average fair value of C$6.62 per unit at the date of the grant (December 31, 2024 - C$4.36).

During the three and nine months ended September 30, 2025, PSUs vested and were settled in shares. Based on agreed performance outcomes, a weighted average multiplier of 118% (December 31, 2024 - 72%) was applied, resulting in the issuance of 948,697 (December 31, 2024 - 589,574) common shares upon vesting.

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at September 30, 2025, a total of 2,950,529 stock options are available for issuance under the plan. As at September 30, 2025, no stock options were outstanding (December 31, 2024 - none).

16.  SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

On April 30, 2025, the Company announced that the TSX had approved the renewal of the Company’s normal course Issuer bid program (“NCIB”) to purchase up to 15,347,999 common shares, being 5% of its outstanding common shares as at April 28, 2025. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2025 and will end on the earlier of May 1, 2026; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

During the nine months ended September 30, 2025, the Company acquired and cancelled 916,900 common shares (September 30, 2024 - 1,030,375) at an average cost of $4.53 per share (September 30, 2024 - $3.42), excluding brokerage fees, for a total cost of $4.2 million (September 30, 2024 - $3.5 million).

Page | 15

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

17.  EARNINGS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
	2025 $	2024 $	2025 $	2024 $
Basic:
Net income from continuing operations attributable to Fortuna shareholders	123,589	35,477	201,652	69,774
Net income attributable to Fortuna shareholders	123,589	50,511	219,407	117,391

Weighted average number of shares (000's)	306,960	312,627	306,846	308,383
Earnings per share from continuing operations - basic	0.40	0.11	0.66	0.23
Earnings per share - basic	0.40	0.16	0.72	0.38

	Three months ended September 30,		Nine months ended September 30,
	2025 $	2024 $	2025 $	2024 $
Diluted:
Net income from continuing operations attributable to Fortuna shareholders	123,589	35,477	201,652	69,774
Add: finance costs on convertible debt, net of tax (1)	3,770	-	-	-
Diluted net income from continuing operations for the period	127,359	35,477	201,652	69,774
Net income attributable to Fortuna shareholders	123,589	50,511	219,407	117,391
Add: finance costs on convertible debt, net of tax (1)	3,770	-	-	-
Diluted net income for the period	127,359	50,511	219,407	117,391

Weighted average number of shares (000's)	306,960	312,627	306,846	308,383
Incremental shares from dilutive potential shares	28,169	2,055	1,817	1,797
Weighted average diluted number of shares (000's)	335,129	314,682	308,663	310,180
Earnings per share from continuing operations - diluted	0.38	0.11	0.65	0.22
Earnings per share - diluted	0.38	0.16	0.71	0.38
(1)	For the three months ended September 30, 2025, finance costs on convertible debt are net of tax of $nil.

The incremental shares from dilutive potential shares primarily consist of share units and, for the three months ended September 30, 2025, potential common shares issuable on conversion of the 2024 Convertible Notes. For the three and nine months ended September 30, 2025, an aggregate of nil and 26,172,045 potential common shares, respectively, (for the three and nine months ended September 30, 2024 - 26,172,045) issuable on conversion of the 2024 Convertible Notes were excluded from the diluted earnings per share calculation as their effect would have been anti-dilutive.

Page | 16

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

18.  SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Three months ended September 30, 2025
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	86,357	134,333	-	220,690
Silver-lead concentrates	-	-	14,949	14,949
Zinc concentrates	-	-	14,692	14,692
Provisional pricing adjustments	-	-	1,031	1,031
Sales to external customers	86,357	134,333	30,672	251,362

	Three months ended September 30, 2024
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	66,265	84,338	-	150,603
Silver-lead concentrates	-	-	18,596	18,596
Zinc concentrates	-	-	12,497	12,497
Provisional pricing adjustments	-	-	48	48
Sales to external customers	66,265	84,338	31,141	181,744

	Nine months ended September 30, 2025
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	215,192	371,784	-	586,976
Silver-lead concentrates	-	-	46,408	46,408
Zinc concentrates	-	-	42,249	42,249
Provisional pricing adjustments	-	-	1,185	1,185
Sales to external customers	215,192	371,784	89,842	676,818

	Nine months ended September 30, 2024
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	161,536	233,697	-	395,233
Silver-lead concentrates	-	-	50,143	50,143
Zinc concentrates	-	-	35,428	35,428
Provisional pricing adjustments	-	-	1,222	1,222
Sales to external customers	161,536	233,697	86,793	482,026

Page | 17

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The following table presents the Company’s revenue by customer for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025 $	2024 $	2025 $	2024 $
Customer 1	134,333	84,338	371,784	233,698
Customer 2	86,357	66,265	215,192	161,536
Customer 3	30,672	31,141	89,842	86,792
	251,362	181,744	676,818	482,026

From time to time, the Company enters into forward sale and collar contracts to mitigate the price risk for some of its forecasted base and precious metals production, and non-metal commodities.

19.  COST OF SALES

	Three months ended September 30,		Nine months ended September 30,
	2025 $	2024 $	2025 $	2024 $
Direct mining costs	57,280	49,221	145,861	127,466
Depletion and depreciation	52,440	45,276	144,576	126,302
Salaries and benefits	12,000	16,136	48,248	43,883
Royalties and other taxes	12,524	6,599	34,531	18,651
Workers' participation	663	408	1,958	1,150
Inventory net realizable value adjustments and other	(16,675)	(3)	(16,857)	226
Cost of sales	118,232	117,637	358,317	317,678

For the three and nine months ended September 30, 2025, depletion and depreciation includes $4.8 million and $12.9 million, respectively, of depreciation related to right-of-use assets (September 30, 2024 - $2.7 million and $7.8 million, respectively).

On January 7, 2025, the Director General of Taxes in Côte d’Ivoire issued a communiqué announcing that the Fiscal Annex 2025 would become effective on January 10, 2025. The Fiscal Annex includes an increase of 2% in ad valorem tax rates applicable to mining operations. This change applies to gold revenue generated from the Company’s Séguéla mine and is reflected in the results for the three and nine months ended September 30, 2025.

20.  GENERAL AND ADMINISTRATION

	Three months ended September 30,		Nine months ended September 30,
	2025 $	2024 $	2025 $	2024 $
General and administration	15,361	11,559	47,040	40,435
Workers' participation	153	86	294	243
	15,514	11,645	47,334	40,678
Share-based payments	10,789	2,045	24,445	9,877
General and administration	26,303	13,690	71,779	50,555

Page | 18

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

21.  INTEREST AND FINANCE COSTS, NET

	Three months ended September 30,		Nine months ended September 30,
	2025 $	2024 $	2025 $	2024 $
Interest income	4,089	1,054	10,232	2,355
Credit facilities and other interest	(1,025)	(1,355)	(2,012)	(8,210)
2024 Convertible Notes interest	(1,618)	(1,631)	(4,852)	(1,985)
Amortization of discount and transaction costs	(2,283)	(2,212)	(6,555)	(4,424)
Bank stand-by and commitment fees	(224)	(386)	(684)	(747)
Accretion expense	(521)	(461)	(1,611)	(1,442)
Lease liabilities	(1,573)	(943)	(4,140)	(2,741)
2019 Convertible Debentures interest	-	(107)	-	(1,167)
	(3,155)	(6,041)	(9,622)	(18,361)

22.   DISCONTINUED OPERATIONS

(a)	Accounting Policy – Assets Held for Sale and Discontinued Operations

The Company classifies non-current assets and disposal groups as held for sale when their carrying amounts are expected to be recovered principally through a sale transaction rather than through continuing use. Assets or disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal, excluding finance costs and income tax expense.

Classification as held for sale is appropriate only when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition, and management is committed to a plan to sell. The sale must be expected to complete within one year from the date of classification, and it must be unlikely that significant changes to or withdrawal of the plan will occur. Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale. Related assets and liabilities are presented separately as current items in the statement of financial position.

A discontinued operation is a component of the Company that has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations. The results of discontinued operations are excluded from continuing operations and are presented as a single amount, net of tax, in the statement of profit or loss.

(b)	Accounting Disclosure

On April 11, 2025, the Company completed the sale of its 100% interest in Cuzcatlan, which owns and operates the San Jose Mine in Oaxaca, Mexico.

On May 12, 2025, the Company completed the sale of its interests in the Sanu Entities and ceased all operations in Burkina Faso.

Page | 19

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Results of Discontinued Operation – Cuzcatlan

The following table presents the results of Cuzcatlan for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025 $	2024 $	2025 $	2024 $
Sales	-	23,907	168	78,214
Cost of sales	-	24,697	287	73,945
Mine operating (loss) income	-	(790)	(119)	4,269

General and administration	-	1,802	638	4,850
Foreign exchange (gain) loss	-	(272)	190	(961)
Other expenses	-	647	2,202	1,015
Operating loss	-	(2,967)	(3,149)	(635)

Interest and finance costs, net	-	(240)	(325)	(747)
Loss before income taxes	-	(3,207)	(3,474)	(1,382)

Income taxes	-	-	(1)	(897)
Net loss from operating activities, net of tax	-	(3,207)	(3,473)	(485)

Gain on sale of discontinued operation	-	-	7,646	-
(Loss) income from discontinued operation, net of tax	-	(3,207)	4,173	(485)

(Loss) income per share from discontinued operation attributable to Fortuna shareholders
Basic	-	(0.01)	0.01	(0.00)
Diluted	-	(0.01)	0.01	(0.00)

Page | 20

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Results of Discontinued Operation – Sanu Entities

The following table presents the results of the Sanu Entities for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025 $	2024 $	2025 $	2024 $
Sales	-	69,270	128,059	199,601
Cost of sales	-	45,656	82,393	131,446
Mine operating income	-	23,614	45,666	68,155

General and administration	-	550	1,380	1,282
Foreign exchange (gain) loss	-	(2,042)	(4,254)	22
Other expenses	-	283	3,217	1,426
Operating income	-	24,823	45,323	65,425

Interest and finance costs, net	-	3	44	(272)
Income before income taxes	-	24,826	45,367	65,153

Income taxes	-	4,639	10,140	11,875
Net income from operating activities, net of tax	-	20,187	35,227	53,278

Loss on sale of discontinued operation	-	-	(11,360)	-
Tax expense on sale of discontinued operation	-	-	(4,052)	-
Release of OCI on sale of discontinued operation	-	-	(1,701)	-
Income from discontinued operation, net of tax	-	20,187	18,114	53,278

Income from discontinued operation, net of tax attributable to:
Fortuna shareholders	-	18,240	13,581	48,102
Non-controlling interest	-	1,947	4,533	5,176
	-	20,187	18,114	53,278

Income per share from discontinued operation attributable to Fortuna shareholders
Basic	-	0.06	0.04	0.16
Diluted	-	0.06	0.04	0.16

Page | 21

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Effect of disposal – as at April 11 and May 12, 2025, for Cuzcatlan and the Sanu Entities, respectively

	Cuzcatlan $	Sanu Entities $
Cash and cash equivalents	1,817	7,384
Trade and other receivables	1,897	46,791
Inventories	2,786	17,153
Mineral properties and property, plant and equipment	9,189	61,533
Other current assets	4,281	-
Other non-current assets	2,426	35,458
Trade and other payables	(763)	(41,004)
Lease obligations	(197)	(2,666)
Closure and reclamation provisions	(15,300)	(14,505)
Deferred tax liabilities	-	(8,032)
Net assets sold	6,136	102,112

Cash consideration received	13,586	68,844
Other consideration received	196	11,658
Total consideration received	13,782	80,502

Non-controlling interests removed with disposal	-	10,250
Gain (loss) on sale of discontinued operations	7,646	(11,360)

	Cuzcatlan $	Sanu Entities $
Cash consideration received	13,586	68,844
Cash and cash equivalents disposed of	(1,817)	(7,384)
Net cash inflows on disposal	11,769	61,460

The $70.0 million cash payment received by the Company as partial consideration for the sale of the Sanu Entities to Soleil is subject to a post-closing working capital and net cash adjustment. As at September 30, 2025, only one adjustment has been recorded, reflecting a $1.2 million cash transfer from the Company to one of the disposed subsidiaries shortly after closing. No additional net cash  adjustments are expected to be made.

As part of the consideration received by the Company for the sale of the Sanu Entities, the Company is entitled to receive up to $53.6 million of future cash payments associated with VAT receivables. The estimated fair value of $11.7 million was based on projected future cash flows, after considering applicable fees and taxes, using internal historical data discounted over the expected period of collection.

During the third quarter, the Company and Soleil renegotiated the Company's right to receive up to $53.6 million of value-added tax receivables that were outstanding on the closing of the sale of the Sanu Entities. The Company has agreed to receive $15.0 million from Soleil in consideration for the relinquishment of this right. An aggregate of $5.0 million was received within the quarter, $6.0 million was received on October 7, 2025, and $4.0 million remains outstanding.

Page | 22

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Cash Flows of Discontinued Operations

The following table summarizes the cash flows attributable to Cuzcatlan and the Sanu Entities:

	Three months ended September 30,		Nine months ended September 30,
	2025 $	2024 $	2025 $	2024 $
Cuzcatlan	-	(1,939)	(11,200)	(2,758)
Sanu Entities	-	27,520	23,184	81,635
Net cash provided by operating activities	-	25,581	11,984	78,877

Cuzcatlan	-	(1,548)	11,738	(5,805)
Sanu Entities	-	(5,718)	59,942	(24,752)
Cash (used in) provided by investing activities	-	(7,266)	71,680	(30,557)

Cuzcatlan	-	(199)	(22)	(677)
Sanu Entities	-	(1,719)	(12,857)	(3,786)
Cash used in financing activities	-	(1,918)	(12,879)	(4,463)
Net cash flows from discontinued operations	-	16,397	70,785	43,857

Page | 23

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

23.  SEGMENTED INFORMATION

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective when considering the performance of the Company’s business units.

The following summary describes the operations of each reportable segment:

●	Mansfield Minera S.A. (“Mansfield”) – operates the Lindero gold mine
●	Roxgold SANGO S.A. (“Sango”) – operates the Séguéla gold mine
●	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead, and zinc mine
●	Corporate – corporate stewardship and projects outside other segments

Discontinued operations:

●	Cuzcatlan – operates the San Jose silver-gold mine
●	Sanu – operates the Yaramoko gold mine

	Three months ended September 30, 2025
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	86,357	134,333	30,672	-	251,362
Cost of sales before depreciation and depletion	(12,842)	(38,827)	(14,123)	-	(65,792)
Depreciation and depletion in cost of sales	(15,524)	(31,722)	(5,194)	-	(52,440)
General and administration	(2,897)	(3,324)	(972)	(19,110)	(26,303)
Reversal of impairment of mineral properties, plant and equipment	52,745	-	-	-	52,745
Other (expenses) income	(5,955)	(2,062)	11	3,030	(4,976)
Finance items	959	(875)	(625)	(1,037)	(1,578)
Segment income (loss) before taxes	102,843	57,523	9,769	(17,117)	153,018
Income taxes	(2,156)	(18,851)	(2,837)	(974)	(24,818)
Segment income (loss) after taxes from continuing operations	100,687	38,672	6,932	(18,091)	128,200

	Three months ended September 30, 2024
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	66,265	84,338	31,141	-	181,744
Cost of sales before depreciation and depletion	(28,710)	(28,296)	(15,355)	-	(72,361)
Depreciation and depletion in cost of sales	(13,640)	(27,170)	(4,466)	-	(45,276)
General and administration	(2,944)	(3,343)	(1,333)	(6,070)	(13,690)
Other expenses	(1,506)	1,037	(205)	1,051	377
Finance items	2,613	(1,207)	(149)	(4,136)	(2,879)
Segment income (loss) before taxes	22,078	25,359	9,633	(9,155)	47,915
Income taxes	(1,440)	(4,606)	(1,730)	(2,701)	(10,477)
Segment income (loss) after taxes from continuing operations	20,638	20,753	7,903	(11,856)	37,438

Page | 24

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Nine months ended September 30, 2025
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	215,192	371,784	89,842	-	676,818
Cost of sales before depreciation and depletion	(62,455)	(110,638)	(40,648)	-	(213,741)
Depreciation and depletion in cost of sales	(38,654)	(91,997)	(13,925)	-	(144,576)
General and administration	(7,991)	(9,307)	(5,356)	(49,125)	(71,779)
Reversal of impairment of mineral properties, plant and equipment	52,745	-	-	-	52,745
Other (expenses) income	(10,409)	5,039	(272)	438	(5,204)
Finance items	4,121	(2,939)	(883)	(5,915)	(5,616)
Segment income (loss) before taxes	152,549	161,942	28,758	(54,602)	288,647
Income taxes	(5,252)	(54,064)	(10,451)	(4,091)	(73,858)
Segment income (loss) after taxes from continuing operations	147,297	107,878	18,307	(58,693)	214,789

	Nine months ended September 30, 2024
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	161,536	233,697	86,793	-	482,026
Cost of sales before depreciation and depletion	(75,609)	(73,882)	(41,885)	-	(191,376)
Depreciation and depletion in cost of sales	(36,800)	(78,224)	(11,278)	-	(126,302)
General and administration	(9,125)	(7,846)	(4,152)	(29,432)	(50,555)
Other (expenses) income	(2,995)	(2,053)	(6)	1,671	(3,383)
Finance items	6,456	(2,624)	(461)	(13,421)	(10,050)
Segment income (loss) before taxes	43,463	69,068	29,011	(41,182)	100,360
Income (taxes) recoveries	(3,946)	(18,912)	(9,746)	6,276	(26,328)
Segment income (loss) after taxes from continuing operations	39,517	50,156	19,265	(34,906)	74,032

As at September 30, 2025	Mansfield $	Sango $	Bateas $	Corporate $	Cuzcatlan $	Sanu $	Total $
Total assets	646,431	942,874	144,605	506,998	-	-	2,240,908
Total liabilities	61,708	262,341	49,499	196,096	-	-	569,644
Capital expenditures (1)	55,005	80,750	11,174	21,405	89	452	168,875
(1)	Capital expenditures are on an accrual basis for the nine months ended September 30, 2025.

As at December 31, 2024	Mansfield $	Sango $	Bateas $	Corporate $	Cuzcatlan $	Sanu $	Total $
Total assets	554,396	939,303	153,586	230,380	59,098	178,769	2,115,532
Total liabilities	48,597	278,899	56,625	163,046	33,774	68,518	649,459
Capital expenditures (1)	69,636	80,580	23,323	15,173	6,653	32,401	227,766
(1)	Capital expenditures are on an accrual basis for the year ended December 31, 2024.

Page | 25

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

24.  FAIR VALUE MEASUREMENTS

(a)	Financial Assets and Financial Liabilities by Category

The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

As at September 30, 2025	Fair value through OCI $	Fair value through profit or loss $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	-	-	438,280	438,280
Trade receivables concentrate sales	-	10,566	-	10,566
Trade receivables doré sales	-	-	6,666	6,666
Investments in equity securities	5,899	-	-	5,899
Other receivables	-	-	18,604	18,604
Total financial assets	5,899	10,566	463,550	480,015

Financial liabilities
Trade payables	-	-	(58,630)	(58,630)
Payroll payable	-	-	(24,682)	(24,682)
Share units payable	-	(27,808)	-	(27,808)
2024 Convertible Notes	-	-	(132,193)	(132,193)
Other payables	-	-	(91,674)	(91,674)
Total financial liabilities	-	(27,808)	(307,179)	(334,987)

As at December 31, 2024	Fair value through OCI $	Fair value through profit or loss $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	-	-	231,328	231,328
Trade receivables concentrate sales	-	18,920	-	18,920
Trade receivables doré sales	-	-	7,782	7,782
Investments in equity securities	119	-	-	119
Other receivables	-	-	4,332	4,332
Total financial assets	119	18,920	243,442	262,481

Financial liabilities
Trade payables	-	-	(91,180)	(91,180)
Payroll payable	-	-	(30,345)	(30,345)
Share units payable	-	(14,063)	-	(14,063)
2024 Convertible Notes	-	-	(126,031)	(126,031)
Other payables	-	-	(84,383)	(84,383)
Total financial liabilities	-	(14,063)	(331,939)	(346,002)

Page | 26

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)	Fair Values of Financial Assets and Financial Liabilities

During the three and nine months ended September 30, 2025 and 2024, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The fair values of the Company’s financial assets and financial liabilities that are measured at fair value, including their levels in the fair value hierarchy are as follows:

As at September 30, 2025	Level 1 $	Level 2 $	Level 3 $	Total $
Trade receivables concentrate sales	-	10,566	-	10,566
Investments in equity securities	5,899	-	-	5,899
Share units payable	-	(27,808)	-	(27,808)

As at December 31, 2024	Level 1 $	Level 2 $	Level 3 $	Total $
Trade receivables concentrate sales	-	18,920	-	18,920
Investments in equity securities	119	-	-	119
Share units payable	-	(14,063)	-	(14,063)

(c)	Financial Assets and Financial Liabilities Not Already Measured at Fair Value

The table below presents the estimated fair values of the Company’s financial liabilities, categorized within Level 2 of the fair value hierarchy, not measured at fair value where amortized cost does not reasonably approximate fair value.

	September 30, 2025		December 31, 2024
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
2024 Convertible Notes (1)	(132,193)	(273,509)	(126,031)	(177,330)
	(132,193)	(273,509)	(126,031)	(177,330)

(1)	The carrying amounts of the 2024 Convertible Notes represents the liability components (Note 12), while the fair value represents the liability and equity components. The fair value of the 2024 Convertible Notes is based on the quoted prices in markets that are not active for the underlying securities.

25.  SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the three and nine months ended September 30, 2025 and 2024 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025 $	2024 $	2025 $	2024 $
Trade and other receivables	4,296	(19,375)	(1,790)	(26,721)
Prepaid expenses	(2,999)	(2,044)	(27)	(4,330)
Inventories	2,857	(3,523)	(4,212)	(23,205)
Trade and other payables	(6,764)	3,220	(8,757)	(6,653)
Total changes in working capital	(2,610)	(21,722)	(14,786)	(60,909)

Page | 27

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the periods as set out below are as follows:

	2024 Convertible Notes $	2019 Convertible Debentures $	Credit Facility $	Lease obligations $
As at December 31, 2023	-	43,901	162,946	57,401
Additions	172,500	-	68,000	27,038
Terminations	-	-	-	(75)
Conversion of debenture	-	(35,383)	-	-
Accretion	4,288	1,131	2,054	3,905
Payments	-	(9,795)	(233,000)	(15,773)
Transaction costs	(6,488)	-	-	-
Equity component	(44,269)	-	-	-
Extinguishment of debt	-	146	-	-
Effect from discontinued operations	-	-	-	(4,518)
Foreign exchange	-	-	-	(1)
As at December 31, 2024	126,031	-	-	67,977
Additions	-	-	-	30,408
Terminations	-	-	-	(197)
Accretion	6,162	-	-	4,162
Payments	-	-	-	(17,697)
Effect from discontinued operations	-	-	-	(3,811)
Foreign exchange	-	-	-	384
As at September 30, 2025	132,193	-	-	81,226

The significant non-cash financing and investing transactions during the three and nine months ended September 30, 2025 and 2024 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025 $	2024 $	2025 $	2024 $
Mineral properties, plant and equipment changes in closure and reclamation provision	(1,969)	(2,834)	(1,465)	(2,089)
Additions to right-of-use assets	94	11,486	30,408	19,191
Share units allocated to share capital upon settlement	-	164	3,294	3,078

26.  NON-CONTROLLING INTERESTS

As at September 30, 2025, the non-controlling interest (“NCI”) of the State of Côte d’Ivoire, which represents a 10% interest in Sango, totaled $52.4 million. The income attributable to the NCI for the three and nine months ended September 30, 2025, totaling $4.6 million and $13.2 million, respectively, is based on net income for Séguéla. As at September 30, 2025, Sango’s dividend to the State of Côte d’Ivoire was $13.0 million.

Page | 28

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

On March 14, 2025, the Company agreed to increase the State of Burkina Faso’s equity interest in Sanu from 10% to 15% in response to provisions of the 2024 Mining Code, and on May 12, 2025, issued shares of an additional 5% equity interest, with a carrying value of $7.3 million, to the State of Burkina Faso. On April 16, 2025, Sanu paid a dividend to the State of Burkina Faso of $11.5 million based on a 15% ownership interest, consistent with the agreement reached on March 14, 2025. On May 12, 2025, immediately prior to the sale, the NCI of the State of Burkina Faso totaled $10.3 million. The income attributable to the NCI for the three and nine months ended September 30, 2025, totaling $nil and $4.5 million, respectively, is based on net income for Yaramoko.

27.  CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma mine closure plan, as amended, that was in effect in September 2024, includes total undiscounted closure costs of $18.2 million, which consisted of progressive closure activities of $2.4 million, final closure activities of $13.5 million, and post closure activities of $2.3 million pursuant to the terms of the Mine Closing Law of Peru.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. As at September 30, 2025, the Company provided a bank letter guarantee of $15.2 million to the Peruvian Government in respect of such closure costs and taxes.

(b)    Other Commitments

Argentina

As at September 30, 2025, the Company had capital commitments of $4.8 million, for civil work, equipment purchases and other services at the Lindero mine, which are expected to be expended within one year.

Côte d’Ivoire

The Company entered into an agreement with a service provider at the Séguéla mine wherein if the Company terminates the agreement prior to the end of its term, in November 2026, the Company would be required to make an early termination payment, which is reduced monthly over 48 months. If the Company had terminated the agreement on September 30, 2025, and elected not to purchase the service provider’s equipment, it would have been subject to an early termination payment of $13.0 million. If the Company elected to purchase the service provider’s equipment, the early termination amount would be adjusted to exclude equipment depreciation and demobilization of equipment, and only include portion of the monthly management fee and demobilization of personnel.

Additional early termination payments may apply under certain other service agreements, amounting to a cumulative fee of approximately $3.9 million as at September 30, 2025.

Page | 29

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognized tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognized related to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

Pillar Two Global Minimum Tax

On June 30, 2024, the Global Minimum Tax Act (“GMTA”) received royal assent, introducing the Pillar Two global minimum tax regime in Canada. The GMTA is based on the Organisation for Economic Co-operation and Development’s (“OECD”) Pillar Two Global Anti-Base Erosion (“GloBE”) model rules and applies to fiscal years beginning after December 31, 2023. The legislation includes the income inclusion rule and a qualified domestic minimum top-up tax, and contains a placeholder for the undertaxed profits rule, which is proposed to be effective for fiscal years beginning after December 31, 2024.

The Pillar Two regime applies to multinational enterprise groups with consolidated revenues of at least EUR 750 million in at least two of the four fiscal years immediately preceding a given fiscal year. As the Company exceeded the threshold for a second time in 2024, Pillar Two legislation is applicable to the Company from January 1, 2025.

As at September 30, 2025, Pillar Two legislation has only been enacted in Canada among the jurisdictions in which the Company operates. The Company expects to qualify for transitional safe harbour under the Pillar II legislation and as a result, no Pillar Two top-up taxes have been recognized in the interim financial statements for the three and nine months ended September 30, 2025.

(d)    Other Contingencies

The Company is subject to various investigations and other claims; and legal, labour, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavourably for the Company. Certain conditions may exist as of the date these financial statements are issued that may result in a loss to the Company. None of these matters, other than the item below, is expected to have a material effect on the results of operations or financial condition of the Company.

28.  REVERSAL OF IMPAIRMENT CHARGE

In accordance with the Company’s accounting policies each cash-generating unit (“CGU”) is assessed for indicators of impairment and impairment reversal from both internal and external sources at the end of each reporting period. If such indicators exist for any CGU, those CGUs are tested for impairment or impairment reversal. An increase in the Company’s estimates of future metal prices was identified as an indicator of impairment reversal for the Lindero mine.

The recoverable amount of the Lindero CGU was determined based on the discounted cash flows expected to be derived from the Company’s mining properties, which is a Level 3 fair value estimate. The projected cash flows are

Page | 30

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

significantly affected by changes in assumptions related to long-term metal prices, changes in the amount of recoverable mineral reserves and resources, production cost estimates, including the impact of inflation and exchange rates in Argentina, future capital expenditures, discount rates, and the tax regime. The Company has estimated the recoverable amount of the Lindero mine as at September 30, 2025, based on its fair value less cost of disposal and determined that recoverable amount is greater than the carrying amount and as a result recorded an impairment reversal of $52.7 million. The reversal was limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously, and represents the full reversal of the impairment charge previously recorded in 2022.

Key assumptions used to determine the recoverable amount include long-term gold price of $2,750 per ounce (2024 - a range of $2,150 to $2,250) and a discount rate of 8.2% (2024 - a range of 7% to 8%).

Page | 31